Filed Pursuant to Rule 424(b)(7)
Registration No. 333-140535

Prospectus Supplement No. 4

(To Prospectus dated February 8, 2007,

as supplemented by Supplement No. 1 dated February 27, 2007,

Supplement No. 2 dated March 19, 2007 and Supplement No. 3 dated April 30, 2007)

Inland Real Estate Corporation

$180,000,000 Aggregate Principal Amount of 4.625% Convertible Senior Notes due 2026
and 10,000,008 Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement supplements information contained in that certain prospectus dated February 8, 2007 of Inland Real Estate Corporation, as supplemented by Supplement No. 1 dated February 27, 2007, Supplement No. 2 dated March 19, 2007 and Supplement No. 3 dated April 30, 2007, covering resales by selling securityholders identified therein of our 4.625% convertible senior notes due 2026 and shares of our common stock into which the notes are convertible. We refer to the prospectus, including any amendments or supplements, as the “prospectus.”

You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement updates information in the “Selling Securityholders” section of the prospectus and, accordingly, to the extent inconsistent, the information in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement may not be delivered or utilized without the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

To read about certain factors you should consider before investing in the notes and our common stock, see “Risk Factors” beginning on page 7 of the prospectus dated February 8, 2007.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 19, 2007.

The information appearing under the section entitled “Selling Securityholders” on pages 78 through 81 of the prospectus dated February 8, 2007 is amended and restated in its entirety by the information below.

SELLING SECURITYHOLDERS

On November 13, 2006, we issued all of the notes in a private placement to Wachovia Capital Markets, LLC, BMO Capital Markets, LLC and KeyBanc Capital Markets, a division of McDonald Investments Inc., as the initial purchasers (each an “initial purchaser” and together, the “initial purchasers”). These initial purchasers then resold the notes in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers in reliance on Rule 144A of the Securities Act. All of the notes were issued as “restricted securities” under the Securities Act. Selling securityholders may from time to time offer and sell pursuant to this prospectus any, all or none of the notes and shares of common stock issuable upon conversion of the notes.

The following table sets forth information, as of June 19, 2007, with respect to the selling securityholders and the principal amounts of notes beneficially owned by each selling securityholder that may be offered from time to time pursuant to this prospectus. The information is based on information provided by, or on behalf of, the selling securityholders as of June 19, 2007. The selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. The percentage of notes outstanding beneficially owned by each selling securityholder is based on $180,000,000 aggregate principal amount of notes outstanding. The number of shares of common stock owned prior to the offering includes shares of common stock issuable upon conversion of the notes. The percentage of common stock outstanding beneficially owned by each selling securityholder is based on 65,247,536 shares of common stock outstanding as of June 11, 2007. The number of shares of common stock issuable upon conversion of the notes offered hereby is based on a maximum conversion rate of 55.5556, and a cash payment in lieu of any fractional share. The current conversion rate is 48.2824 shares of common stock issuable upon conversion of the notes offered hereby, which is based on a conversion price of approximately $20.71. The conversion price, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. No adjustment in the conversion rate will be required, however, unless the adjustment would require an increase or decrease of at least 1% of the conversion rate. Any adjustment not made will be carried forward and taken into account in any future adjustment. If the notes are called for redemption, all adjustments not previously made will be made on the applicable redemption date. See “Description of Notes—Make Whole Upon Certain Change in Control Transactions” and “Description of Notes—Conversion Rate Adjustments” in this prospectus.

Name	Principal Amount of Notes Beneficially Owned and Offered Hereby(1)	Percentage of Outstanding Notes	Common Stock Offered Hereby(2)	Percentage of Common Stock Outstanding(3)
Akanthos Arbitrage Master Fund, L.P.(4)	$12,500,000	6.94%	694,445	1.05%
Basso Fund Ltd.(5)	$375,000	*	20,833	*
Basso Holdings Ltd.(5)	$5,450,000	3.03%	302,778	*
Basso Multi-Strategy Holding Fund Ltd.(5)	$1,250,000	*	69,444	*
Black Diamond Convertible Offshore LDC(6)	$6,760,000	3.76%	375,555	*
Black Diamond Offshore Ltd.(6)	$950,000	*	52,777	*
CNH CA Master Account, L.P.(7)	$1,000,000	*	55,555	*
CQS Convertible and Quantitative Strategies Master Fund Limited(8)	$1,000,000	*	55,555	*
CSS, LLC(9)	$1,500,000	*	83,333	*
DBAG London(10)	$19,972,000	11.10%	1,109,556	1.67%
D.E. Shaw Valence Portfolios, L.L.C.(11)	$10,000,000	5.56%	555,556	*
Deutsche Bank Securities Inc.(12)	$2,000,000	1.11%	111,111	*
Double Black Diamond Offshore LDC(6)	$7,290,000	4.05%	405,000	*
Five Sticks, L.P.(5)	$425,000	*	23,611	*
GLG Market Neutral Fund(13)	$15,000,000	8.33%	833,334	1.26%
Highbridge Convertible Master Fund LP(14)	$2,500,000	1.39%	138,889	*
Highbridge International LLC(14)	$5,000,000	2.78%	277,778	*
JP Morgan Securities Inc.(15)	$9,500,000	5.28%	527,778	*
LDG Limited(16)	$152,000	*	8,444	*
Marathon Global Convertible Master Fund, Ltd.(17)	$17,500,000	9.72%	972,223	1.47%
Mizuho International PLC (18)	$11,500,000	6.39%	638,889	*
RCP International Master Fund Limited (19)	$7,500,000	4.17%	416,667	*
Sunrise Partners Limited Partnership(20)	$6,000,000	3.33%	333,333	*
SuttonBrook Capital Portfolio LP(21)	$19,250,000	10.69%	1,069,445	1.61%
TQA Master Fund, Ltd.(22)	$970,000	*	53,888	*
TQA Master Plus Fund, Ltd.(22)	$558,000	*	31,000	*
UBS O’Connor LLC f/b/o O’Connor Global Convertible Arbitrage Master Limited(23)	$7,962,000	4.42%	442,333	*
UBS O’Connor LLC f/b/o O’Connor Global Convertible Arbitrage II Master Limited(23)	$1,038,000	*	57,666	*
Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors, LLC(22)	$320,000	*	17,777	*
Any other holder of notes or future transferee, pledgee, donee or successor of any holder(24)	$4,778,000	2.65%	265,444	*
Total	$180,000,000	100%	10,000,008	13.3%

*                   Less than 1%.

       (1) The maximum principal amount of notes that may be sold under this prospectus will not exceed $180,000,000. Assuming all of the notes are sold under this prospectus, no selling securityholder will beneficially own any notes upon completion of this offering.

       (2) Represents the maximum number of shares of our common stock issuable upon conversion of all of the holder’s notes based on the maximum conversion rate of 55.5556 shares of our common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional shares. The actual number of shares of common stock issued upon conversion of the notes may be smaller. See “Description of Notes—Conversion Settlement.” The current conversion rate is 48.2824 shares of our common stock per $1,000 principal amount of notes. See “Description of Notes—Conversion Rate Adjustments.”

       (3) Calculated based on Rule 13d-3(d)(1) under the Exchange Act using 65,247,536 shares of our common stock outstanding as of June 11, 2007. In calculating this amount for each holder, we treated as outstanding the number of shares of our common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes. The actual number of shares of common stock issued upon conversion of the notes may be smaller. See “Description of Notes—Conversion Settlement.”

       (4) Michael Kao, the managing member of Akanthos Capital Management, LLC, general partner, controls the voting and disposition of the securities held by Akanthos Arbitrage Master Fund, L.P.

       (5) Basso Capital Management, L.P. (“Basso”) is the investment manager to Basso Fund Ltd., Basso Holdings Ltd., Basso Multi-Strategy Holding Fund Ltd. and the subadvisor to Five Sticks, L.P. (collectively, the “Basso Funds”). Howard Fischer is a managing member of Basso GP LLC, the general partner of Basso. Mr. Fischer controls the voting and disposition of the securities held by the Basso Funds. Mr. Fischer disclaims ultimate beneficial ownership of the shares.

       (6) Clint D. Carlson controls the voting and disposition of the securities held by Black Diamond Convertible Offshore LDC, Black Diamond Offshore Ltd. and Double Black Diamond Offshore LDC.

       (7) CNH Partners, LLC is the investment advisor of CNH CA Master Account, L.P. Robert Krail, Mark Mitchell and Todd Pulvino are investment principals for CNH Partners, LLC and thus have the power to direct the voting and disposition of the securities held by CNH CA Master Account, L.P. on behalf of CNH Partners, LLC.

       (8) Alan Smith, Blair Gauld, Dennis Hunter, Karla Bolden and Tim Rogers are directors and thus have the power to direct the voting and disposition of the securities held by CQS Convertible and Quantitative Strategies Master Fund Limited.

       (9) Nicholas D. Schoewe and Clayton A. Struve control the voting and disposition of the securities held by CSS, LLC.

(10) Patrick Corrigan controls the voting and disposition of the securities held by DBAG London.

(11) D.E. Shaw & Co. L.P. is either managing member or investment adviser of D.E. Shaw Valence Portfolios, L.L.C. Julius Gaudio, Eric Wepsic, and Anne Dinning, or their designees, control the voting and disposition of the securities held by D.E. Shaw Valence Portfolios, L.L.C. on behalf of D.E. Shaw & Co. L.P.

(12) Deutsche Bank Securities Inc. is a publicly held entity and an investment company registered under the Investment Company Act of 1940, as amended.

(13) GLG Market Neutral Fund is a publicly owned entity. GLG Partners LP, an English limited partnership, is the investment manager of GLG Market Neutral Fund and controls the voting and disposition of the securities held by GLG Market Neutral Fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman Brothers

(Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., which is a publicly owned entity. Noam Gottesman, Pierre Lagrange and Emmanual Roman are managing directors of GLG Partners Limited and thus have the power to direct the voting and disposition of the securities held by GLG Market Neutral Fund. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanual Roman disclaim beneficial ownership of the securities held by GLG Market Neutral Fund, except for their pecuniary interest therein.

(14) Highbridge Capital Management, LLC is the trading manager of Highbridge Convertible Master Fund LP and Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and thus have the power to direct the voting and disposition of the securities held by Highbridge Convertible Master Fund LP and Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge Convertible Master Fund LP and Highbridge International LLC.

(15) JP Morgan Securities Inc. is a publicly held entity.

(16) TQA Investors LLC has the power to direct the voting and disposition of the securities held by LDG Limited. John Idone, Paul Bucci, Darren Langis and Andrew Anderson are members of TQA Investors LLC and thus have the power to direct the voting and disposition of the securities held by LDG Limited on behalf of TQA Investors LLC.

(17) Marathon Asset Management, LLC is the investment advisor for Marathon Global Convertible Master Fund, Ltd. Bruce Richards and Louis Hanover are the managing members of Marathon Asset Management, LLC and thus have the power to direct the voting and disposition of the securities held by Marathon Global Convertible Master Fund, Ltd.

(18) Mizuho International PLC is a publicly held entity and an investment company registered under the Investment Company Act of 1940, as amended.

(19) Steve Rubens controls the voting and disposition of the securities held by RCP International Master Fund Limited.

(20) S. Donald Sussman and Lauren Rose control the voting and disposition of the securities held by Sunrise Partners Limited Partnership.

(21) SuttonBrook Capital Management LP is the investment manager of SuttonBrook Capital Portfolio LP. John London and Steven M. Weinstein control SuttonBrook Capital Management LP and thus have the power to direct the voting and disposition of the securities held by SuttonBrook Capital Portfolio LP.

(22) TQA Investors LLC has the power to direct the voting and disposition of the securities held by TQA Master Fund, Ltd., TQA Master Plus Fund, Ltd. and Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors, LLC. Robert Butman, Paul Bucci, George Esser, Bartholomew Tesoriero, DJ Langis and Andrew Anderson are principals of TQA Investors, LLC and thus have the power to direct the voting and disposition of the securities held by TQA Master Fund, Ltd., TQA Master Plus Fund, Ltd. and Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors, LLC.

(23) UBS O’Connor LLC f/b/o O’Connor Global Convertible Arbitrage Master Limited and UBS O’Connor LLC f/b/o O’Connor Global Convertible Arbitrage II Master Limited are funds which cede investment control to UBS O’Connor LLC (the investment manager). The investment manager has the power to direct the voting and disposition of the securities held by UBS O’Connor LLC f/b/o O’Connor Global Convertible Arbitrage Master Limited and UBS O’Connor LLC f/b/o O’Connor Global Convertible Arbitrage II Master Limited. UBS O’Connor LLC is a wholly owned subsidiary of UBS AG, which is a publicly held entity.

(24) Additional selling securityholders not named in this prospectus will be not be able to use this prospectus for resales until they are named in the selling securityholder table by prospectus supplement or post-effective amendment. Transferees, successors and donees of identified selling securityholders will not be able to use this prospectus for resales until they are named in the selling securityholder table by prospectus supplement or post-effective amendment. If required, we will add transferees, successors and donees by prospectus supplement in instances where the transferee, successor or donee has acquired its shares from holders named in this prospectus after the effective date of this prospectus.